

May 23, 2019

By E-Mail

Norwood P. Beveridge Jr., Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

> **Re:** **Liberated Syndication, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed May 22 and 23, 2019**
> **File No. 000-55779**

Dear Mr. Beveridge:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statements that:

   - The company "is performing extremely well operationally and financially."

   - The company's "strategic plan is delivering results and [your] shareholders have been rewarded. And we believe [your] future is bright."

   - You believe Camac's solicitation "represents a significant threat to your investment."

   We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions